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August 12, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Christina Chalk, Esq.

Re:	SEC Telephonic Comments of August 6, 2013
Schedule TO, filed July 25, 2013
Filer: Steel Excel Inc.
Subject Company: iGo, Inc.
File No: 005-60065

Dear Ms. Chalk:

On behalf of Steel Excel Inc. (“Steel Excel”), thank you for your telephonic comments of August 6, 2013 regarding the Schedule TO (“Schedule TO”) filed by Steel Excel with the Securities and Exchange Commission (the “Commission”) on July 25, 2013 in connection with its cash tender offer for up to 1,316,866 outstanding shares of common stock, $0.01 par value, of iGo, Inc. (“iGo”), representing 44.0% of the outstanding shares of common stock of iGo (the “Offer”). Please see Steel Excel’s responses below which are intended to address each of your comments as discussed with Andrew H. Pontious on Steel Excel’s behalf on August 6, 2013. To facilitate your review of Steel Excel’s responses, each of your comments is set forth below in italicized type, immediately followed by Steel Excel’s response.

Schedule TO-T

Exhibit (a)(1)(A): Offer to Purchase

1.             Does the Schedule TO, including the Offer to Purchase attached thereto as Exhibit (a)(1)(A), disclose the purpose of the anticipated amendment of iGo’s certificate of incorporation and bylaws to implement restrictions on stockholders from acquiring 4.9% or more of the outstanding shares of common stock of iGo (the “Acquisition Restrictions”).

Response: Steel Excel believes the Schedule TO, including the Offer to Purchase, discloses in several places the purpose of the Acquisition Restrictions, which are solely to protect iGo’s net operating loss (“NOLs”) under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 382 of the Code, iGo’s NOLs are subject to reduction or impairment if iGo undergoes an "ownership change," which is defined in Section 382 of the Code generally as an ownership change occurring when one or more stockholders, each of whom owns 5% or more in value of a corporation's capital stock, increase their aggregate percentage ownership by more than 50 percentage points at any time during a preceding three-year period. Given that Steel Excel intends to acquire 44% of the outstanding shares of common stock of iGo in the Offer, the Acquisition Restrictions, by preventing the intentional or inadvertent creation of new “5% holders” of iGo common stock, are necessary to reduce the risk of an “ownership” change in iGo, thereby assisting in the preservation of iGo’s NOLs.

Regarding existing disclosures in the Schedule TO concerning the purpose of the Acquisition Restrictions, Steel Excel refers to the following:

●

Offer to Purchase – Introduction at page 11, second paragraph, which reads, in pertinent part, “…amendments to iGo’s certificate of incorporation and bylaws to implement restrictions preserving iGo’s net operating losses under Section 382 of the Code and preventing any new stockholders of iGo from acquiring Shares representing 4.9% (and, subject to iGo Board approval, 3.0%) or more of the outstanding Shares of iGo…”

●

Offer to Purchase – Section 11, Background of the Offer; Contacts with iGo at page 28, first paragraph, which reads, in pertinent part, “… amendments to iGo’s certificate of incorporation and bylaws, to prevent any new stockholders from exceeding a five percent (5%) ownership interest if iGo without preapproval of the iGo Board as necessary and advisable to protect iGo’s net operating losses under Section 382 of the Code.”

●

Offer to Purchase – Section 11, Background of the Offer; Contacts with iGo page 29, six paragraph, which reads, in pertinent part, “…amendments to iGo’s certificate of incorporation and bylaws, to prevent any new stockholders from exceeding a five percent (5%) ownership interest in iGo without pre-approval of the iGo Board as necessary and advisable to protect iGo’s net operating losses under Section 382 of the Code.”

●

Offer to Purchase – Section 11, Background of the Offer; Contacts with iGo at page 31, first paragraph, which reads, in pertinent part, “…amending iGo’s charter and bylaws to preserve the value of iGo’s tax benefits.”

●

Offer to Purchase – Section 12, Transaction Documents - The Tender and Voting Agreement at page 41, which reads, in pertinent part, “…amendments to iGo’s certificate of incorporation and bylaws to implement restrictions preserving iGo’s net operating losses under Section 382 of the Code and to prevent any new stockholders of iGo from acquiring Shares representing 4.9% (if approved by the iGo Board, 3%) or more of the outstanding Shares of iGo…”

●

Offer to Purchase – Section 13, Purpose of the Offer; Plans for iGo at page 42, fifth bullet point, which reads, in pertinent part, “[b]y amending iGo’s certificate of incorporation and bylaws, subject to iGo stockholder approval, to restrict acquisitions for Company Common Stock by any new stockholders of more than 4.9% (or if approved by the iGo Board, 3%) of the issued and outstanding Company Common Stock, we believe the use of iGo’s net operating loss carry-forwards can be preserved and protected as necessary to facilitate the generation of cash flow from tax savings to be used for reinvestment in and repositioning of iGo’s business.”

Steel Excel further notes that the Acquisition Restrictions are subject to approval by the stockholders of iGo as well as the iGo board of directors subsequent to any consummation of the Offer and are otherwise consistent with actions previously taken by iGo to protect its NOLs, such as the adoption of its Amended and Restated Rights Agreement as disclosed in iGo’s Form 8-K filed June 21, 2013.

2.             Does the Schedule TO, including the Offer to Purchase attached thereto as Exhibit (a)(1)(A), disclose Steel Excel’s intentions regarding the acquisition of additional shares of common stock of iGo following consummation of the tender offer.

Response: Steel Excel believes the Schedule TO, including the Offer to Purchase, discloses that Steel Excel has no present intention to acquire additional shares of common stock of iGo after consummation of the Offer, including shares of any remaining holders of iGo common stock, whether through a voluntary sale of shares by remaining stockholders or a secondary transaction whereby remaining stockholders would be required to sell or otherwise exchange their iGo shares. In addition, under Section 382, Steel Excel would be unable to acquire more iGo shares for the next three years without impairing the NOLs. For existing disclosures in the Schedule TO concerning Steel Excel’s intentions concerning future acquisitions of iGo common stock, Steel Excel refers to the following:

●

Offer to Purchase - Summary Term Sheet - What is the purpose of the Offer? at page 6 and Section 13, Purpose of the Offer; Plans for iGo, page 43, first paragraph, both of which read, in pertinent part, “[e]xcept as described above or elsewhere in this Offer to Purchase, we have no present plans or proposals that would relate to or result in any change in the iGo Board or management or any other material change in iGo’s corporate structure or business. Because of the limitations imposed by Section 382 of the Code, we would also be prohibited from acquiring any further significant stake in iGo for three years after the consummation of the Offer.”

* * *

Consistent with Commission Release 2004-89, Steel Excel hereby acknowledges that:

•	Steel Excel is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Steel Excel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing has been responsive to your comments. In the event that you are in need of further explanation or have additional questions regarding the information contained herein, please contact Andrew H. Pontious, Esq. directly via telephone at (415) 962-2869 or via email at apontious@jralp.com.

Sincerely, /s/ Andrew H. Pontious Andrew H. Pontious, Esq.